UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ASM International N.V.

(Name of issuer)

Common stock

(Title of class of securities)

N07045102

(CUSIP number)

Steven P. Emerick

QUARLES & BRADY LLP

Renaissance One

Two N. Central Avenue

Phoenix, Arizona 85004

(602) 229-5200

(Name, address and telephone number of person authorized to receive notices and communications)

June 23, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N07045102
1.	Names of reporting persons. Arthur H. del Prado, individually and as trustee for Stichting Administratiekantoor ASM International, a trust controlled by Arthur H. del Prado
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Netherlands
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 11,417,878 Common Shares (1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 11,417,878 Common Shares (1)(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 11,417,878 Common Shares (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11)(3) 22.1%
14.	Type of reporting person (see instructions) IN

(1)	Includes 3,039 Common Shares held by Stichting Administratiekantoor ASM International, a trust controlled by the Arthur H. del Prado (the “Reporting Person”).
(2)

2,800,000 Common Shares (the “Pledged Shares”) have been pledged as collateral to secure the performance by the Reporting Person of his obligations to a certain financial institution (“Financial Institution”) pursuant to certain put options. Under the terms of the pledges, the Reporting Person’s rights to vote and dispose of the Pledged Shares are subject to certain restrictions. By reason of these restrictions, the Reporting Person may be deemed to share voting and dispositive control over the Pledged Shares with Financial Institution.

(3)	Based on an aggregate of 51,745,140 Common Shares outstanding as of December 31, 2009, as reported in the Issuer’s 2009 Annual Report on Form 20-F filed with the SEC on March 26, 2010.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements where indicated the Statement on Schedule 13D originally filed on May 8, 2006 (the “Original Statement”) and first amended on November 25, 2008 (“Amendment No. 1”). The Original Statement, Amendment No. 1 and Amendment No. 2 are collectively referred to herein as “Schedule 13D.”

Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Original Statement. This Amendment No. 2 amends the Original Statement and Amendment No. 1 as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement and Amendment No. 1 remain unchanged.

This Amendment is being filed to describe certain transactions involving a portion of the Reporting Person’s Common Shares, including (i) a Deed of Pledge of Shares dated May 28, 2010 (the “May Pledge Agreement”), by and between the Reporting Person and a certain financial institution (“Financial Institution”), under which the Reporting Person pledged an aggregate of 200,000 of his Common Shares to secure the performance of his obligations under a put option of the same date (the “May Put Option”) and (ii) a Pledge Agreement dated June 23, 2010 (the “June Pledge Agreement” and, along with the May Pledge Agreement, the “Pledge Agreements”), by and between the Reporting Person and Financial Institution, under which the Reporting Person pledged an aggregate of 2,600,000 of his Common Shares to secure the performance of his obligations under a put option of the same date (the “June Put Option” and, along with the May Put Option, the “Put Options”).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of July 30, 2010, the Reporting Person beneficially owns 11,417,878 (22.1%) of the issued and outstanding Common Shares of the Issuer. This amount includes 3,039 Common Shares held by Stichting Administratiekantoor ASM International, a trust controlled by the Reporting Person and in respect of which the Reporting Person has both voting and dispositive control.

(b) The Reporting Person has the sole power to vote and dispose of the 11,417,878 Common Shares that he owns beneficially.

(c) Please refer to Item 6.

(d) No person is known to the Reporting Person to have any right to receive, or power to direct the receipt of, dividends from or the proceeds from the sale of any of the securities covered by this statement, except as described herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Put Options

May Put Option

Under the May Put Option, as evidenced by a confirmation of the same date (the “May Confirmation”), the Reporting Person purchased from Financial Institution an option to sell 200,000 Common Shares to Financial Institution. Financial Institution paid the Reporting Person an “Initial Exchange Amount” equal to 80% of the volume weighted average price per Common Share determined by Financial Institution during the “Initial Hedging Period” (such average price, the “Initial Reference Price” and the Initial Hedging Period being May 28, 2010) multiplied by the number of Common Shares subject to the May Put Option (200,000). The Reporting Person is obligated to make certain periodic payments to Financial Institution during the term of the May Put Option (as described in the May Confirmation) and to repay the Initial Exchange Amount to Financial Institution no later than three business days after May 28, 2011 (“May Valuation Date”). The May Put Option will be automatically exercised on the May Valuation Date and, as a result, an amount will be payable by Financial Institution to the Reporting Person equal to the positive difference (if any) between (i) 85% of the Initial Reference Price (the “Strike Price”) and (ii) the official price per share on the May Valuation Date (the “Settlement Price”) multiplied by the number of Common Shares subject to the May Put Option (200,000). This description of the terms of the May Put Option is qualified in its entirety by reference to the May Confirmation filed with this Schedule 13D.

June Put Option

Under the June Put Option, as evidenced by a confirmation of the same date (the “June Confirmation”), the Reporting Person purchased from Financial Institution an option to sell, in 10 equal tranches, an aggregate of 2,600,000 Common Shares to Financial Institution. Financial Institution paid the Reporting Person an “Initial Exchange Amount” equal to 75% of the volume weighted average price per Common Share determined by Financial Institution during the “Initial Hedging Period” (such average price, the “Initial Reference Price” and the Initial Hedging Period being a period of time staring on June 23, 2010 and ending when Financial Institution executed all of its related hedging positions) multiplied by the number of Common Shares subject to the June Put Option (2,600,000). The Initial Exchange Amount was paid by Financial Institution in installments over the duration of the Initial Hedging Period. The Reporting Person is obligated to make certain periodic payments to Financial Institution during the term of the June Put Option (as described in the June Confirmation) and to repay the Initial Exchange Amount to Financial Institution in 10 equal tranches, once every seven days over 10 weeks beginning on June 23, 2011 (each such date, a “June Valuation Date” and, collectively, the “June Valuation Dates”). Each tranche is payable no later than three business days after each June Valuation Date. The June Put Option will be automatically exercised in 10 equal tranches corresponding to the June Valuation Dates and, as a result, an amount will be payable by Financial Institution to the Reporting Person equal to the positive difference (if any) between (i) 80% of the Initial Reference Price (the “Strike Price”) and (ii) the official price per share on the Valuation Date (the “Settlement Price”) multiplied by the number of Common Shares subject to the relevant tranche (260,000). This description of the terms of the June Put Option is qualified in its entirety by reference to the June Confirmation filed with this Schedule 13D.

Pledge Agreements

Under the Pledge Agreements, the Reporting Person has pledged an aggregate of 2,800,000 Common Shares (the “Pledged Shares”) to secure the performance of his obligations to Financial Institution under the Put Options.

The Pledge Agreements provide that the Reporting Person is entitled to exercise all voting rights with respect to the Pledged Shares. However, the Reporting Person must exercise such voting rights “in a manner consistent with the interests” of Financial Institution and may not, without Financial Institution’s consent (which consent may not unreasonably be withheld), vote such shares in favor of any proposal “for the liquidation, merger, split-up, conversion or bankruptcy” of the Issuer. In the event of a default by the Reporting Person under the Put Options, the Reporting Person must vote the Pledged Shares in accordance with Financial Institution’s instructions.

The Pledge Agreements also provide that the Pledged Shares be held in a restricted account and may not be rehypothecated or disposed of by the Reporting Person other than in accordance with the Put Options. In the event of a default by the Reporting Person, Financial Institution may appropriate the Pledged Shares. The Pledge

Agreements provide for a release of 200,000 Pledged Shares upon the Reporting Person’s satisfaction of his obligations under the May Put Option. The remaining Pledged Shares will be released upon satisfaction by the Reporting Person of his obligations under the June Put Option.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit	Description

99.1	Share Pledge Agreement, dated June 23, 2010, by and between Mr. Arthur del Prado and Financial Institution.

99.2	Deed of Pledge of Shares, dated May 28, 2010, by and between Mr. Arthur del Prado, Financial Institution, and ABN AMRO Bank N.V.

99.3	Confirmation of a Share Option Transaction, dated May 28, 2010 by and between Mr. Arthur del Prado and Financial Institution.

99.4	Confirmation of a Share Option Transaction, dated June 23, 2010 by and between Mr. Arthur del Prado and Financial Institution.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 7, 2010	By:	/S/ ARTHUR H. DEL PRADO
Date		Arthur H. del Prado, individually and as trustee of Stichting Administratiekantoor ASM International